October 2, 2020

VIA EDGAR

Mr. Patrick Kuhn, Staff Accountant
Division of Corporation Finance
Office of Trade and Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Apollo Medical Holdings, Inc.
Form 10–K for the Fiscal Year Ended December 31, 2019
Filed March 16, 2020
File No. 001–37392

Dear Mr. Kuhn:

This letter is submitted in response to your letter dated September 24, 2020 (the “Letter”), to Mr. Eric Chin, Chief Financial Officer of Apollo Medical Holdings, Inc. (the “Company”).

For convenience of reference, each comment contained in the Letter is reprinted below in italics followed by the Company’s response.

Management’s Discussion and Analysis Liquidity and Capital Resources, page 56

1.	Your existing discussion of operating cash flows on page 57 focuses exclusively on how operating cash flows were derived in each period rather than a comparative analysis of a material change in components comprising operating activities between comparable periods. In this regard, an analysis should be on the reason(s) net cash of operating activities decreased between comparable periods. The analysis should address the significant drivers underlying the change and how they impact operating cash. Refer to section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.

Response to Comment 1

In the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company acknowledges it merely provided a listing of components that resulted in the change of operating cash flow, rather than a comparative analysis of the material change in the components against the comparable periods. The Company believes that the main drivers of the variance in operating cash flows between the years ended December 31, 2019 and December 31, 2018 were the decrease in net income, the significant drivers of which were discussed on pages 51-53 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 Form 10-K”), and the fluctuation of the Company’s working capital account as a result of timing of receipts and payments.

The Company respectfully acknowledges the Staff’s comment and will provide additional analysis regarding the significant drivers underlying the fluctuation between the comparable periods, rather than the components comprising the ending result. The Company will incorporate enhanced analysis to explain material changes within its MD&A discussion in future filings, commencing with its Quarterly Report on Form 10–Q for the quarter ended September 30, 2020. The following represents an example of the presentation and discussion that we propose to include in future filings, using the information from page 56-57 of our 2019 Form 10-K for illustrative purposes, with our proposed changes marked in bold:
“Our cash and cash equivalents and restricted cash decreased by $3.6 million from $107.6 million at December 31, 2018 to $104.0 million at December 31, 2019. Cash provided by operating activities during the year ended December 31, 2019 was $13.7 million, as compared to $25.5 million during the year ended December 31, 2018. The change was primarily due to a $42.6 million decrease in net income, which was offset by the timing of receipts and payments of working capital. For the year ended December 31, 2019 receivable, net, receivable, net - related parties, and other receivable resulted in net cash outflow of $5.8 million as compared to $28.6 million for the year ended December 31, 2018, while accounts payable and accrued expenses, capitation incentives payable, and income taxes payable resulted in net cash outflow of $11.5 million as compared to $35.7 million for the years ended December 31, 2019 and 2018, respectively.”

Consolidated Balance Sheets, page 69

2.	Please disclose on the face of the balance sheets the assets that can be used only to settle obligations of the consolidated VIE and the liabilities for which creditors do not have recourse to the general credit of the company. Refer to ASC 810-10-45-25.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and highlights that the Company has disclosed the required information on the assets and liabilities of its consolidated VIEs in our Notes to Consolidated Financial Statements, specifically, Note 18 – Variable Interest Entities (VIEs) on page 125 of our 2019 Form 10–K.

The Company will include enhanced details on the face of its consolidated balance sheets, commencing with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, identifying the assets of its consolidated VIEs that can be used only to settle obligations of the consolidated VIEs and the liabilities of its consolidated VIEs for which creditors do not have recourse to the general credit of the Company, as primary beneficiary. In particular, the Company will include a footnote to the consolidated balance sheets in its future filings, similar to the footnote shown below, which for illustrative purposes uses the information from the consolidated balance sheets contained on page 69-70 of our 2019 Form 10-K:

“(1) The Company's consolidated balance sheets include the assets and liabilities of its consolidated variable interest entities ("VIEs"). The consolidated balance sheets include total assets that can be used only to settle obligations of the Company’s consolidated VIEs totaling $534.1 million and $295.9 million as of December 31, 2019 and 2018, respectively, and total liabilities of the Company’s consolidated VIEs for which creditors do not have recourse to the general credit of the primary beneficiary of $114.5 million and $73.6 million as of December 31, 2019 and 2018, respectively. See Note 18 – Variable Interest Entities (VIEs) for further detail.”

Additionally, the Company will continue to provide disclosures relating to the assets and liabilities of its consolidated VIEs in the notes to its consolidated financial statements in its future filings similar in form and content to Note 18 – Variable Interest Entities (VIEs) on page 125 of the Company’s 2019 Form 10-K.

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If you should have any additional questions, please contact me directly at (626) 282-0288.

Very truly yours,

/s/ Eric Chin
Eric Chin
Chief Financial Officer

cc:     Jim Allegretto, Division of Corporation
Dr. Kenneth Sim, Co-Chief Executive Officer
Dr. Thomas Lam, Co-Chief Executive Officer
Calvin Z Cheng, Esq., TroyGould PC
John Barry, CPA, BDO USA, LLP